UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 09, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Retirement of lead independent director


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896	US803663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")


RETIREMENT OF LEAD INDEPENDENT DIRECTOR

After eighteen years on the Sasol board of directors ("the Board"), seven of which have been as the lead independent director, Professor Jurgen Erich Schrempp, has indicated that he will step down as director and lead independent director of the Company at its annual general meeting on 4 December 2015.

Professor Schrempp reached retirement age in the 2014 calendar year and the Board had then agreed to extend his term until the end of the 2015 calendar year to ensure continuity on the Board.

Professor Schrempp said: "I am very pleased to have served this great company for nearly two decades and depart with a sense of pride for leaving behind a great Board to lead Sasol into the future."

Dr Mandla Gantsho, the chairman of the Board said: "It's been a great pleasure working with Jurgen. I would like to thank him for his outstanding eighteen-year contribution to Sasol. I wish Jurgen much success in the future and thank him for the years of guidance he has given to Sasol. I'm pleased that he has agreed to continue to support the Board in some important initiatives, especially on leadership development and succession."

The Board will make an announcement on the appointment of a lead independent director to succeed Professor Schrempp at the appropriate time.

9 September 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date September 09, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary